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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_]  Check box if no longer  subject to Section 16.

________________________________________________________________________________
1.   Name and Address of Reporting Person*

     United Information Acquisition Corp.
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   (Last)                           (First)             (Middle)

     2 World Trade Center, Suite 5550
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                                    (Street)

     New York              NY        10048
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Audits & Surveys Worldwide, Inc.

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

     --

________________________________________________________________________________
4.   Statement for Month/Year

     February, 1999

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

     --
________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all Applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (Specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by One Reporting Person
     [_]  Form filed by More than One Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock                          02/24/99       P               12,786,053  A      $3.24    12,786,053     D
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                     10.
                                                                                                            9.       Owner-
                                                                                                            Number   ship
                                                                                                            of       Form
                    2.                                                                                      Deriv-   of
                    Conver-                    5.                               7.                          ative    Deriv-  11.
                    sion                       Number of                        Title and Amount            Secur-   ative   Nature
                    or                         Derivative     6.                of Underlying      8.       ities    Secur-  of
                    Exer-             4.       Securities     Date              Securities         Price    Bene-    ity:    In-
                    cise     3.       Trans-   Acquired (A)   Exercisable and   (Instr. 3 and 4)   of       ficially Direct  direct
                    Price    Trans-   action   or Disposed    Expiration Date   ----------------   Deriv-   Owned    (D) or  Bene-
1.                  of       action   Code     of(D)          (Month/Day/Year)           Amount    ative    at End   In-     ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,     ----------------           or        Secur-   of       direct  Owner-
Derivative          ative    (Month/  8)       4 and 5)       Date     Expira-           Number    ity      Month    (I)     ship
Security            Secur-   Day/     ------   ------------   Exer-    tion              of        (Instr.  (Instr.  (Instr.(Instr.
(Instr. 3)          ity      Year)    Code V   (A) (D)        cisable  Date     Title    Shares    5)       4)       4)      4)
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
     Option to      $3.24    2/24/99  J             6,389,618 see     see       Common   6,389,618  see      0       D
     purchase                                                 expl.   expl.     Stock               expl.
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
Explanation of Responses:

On February 24, 1999 the reporting person consummated its tender offer for shares of common stock of Audits & Surveys Worldwide, Inc. by accepting tenders of 12,786,053 shares (approximately 97.5% of all shares outstanding). At the same time, the option of the reporting person to acquire 6,389,618 shares expired.


UNITED INFORMATION ACQUISITION CORP.

By:  /s/  Richard Block                                      March 10, 1999
     ----------------------------------------            -----------------------
     Richard Block, President
     **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collections of information contained in this form are not required to respond unless the form displays a currently valid OMD Number.